 EXHIBIT 99.1

China Liberal Education Holdings Limited Completes Acquisition of Oriental Wisdom Cultural Development Co., Ltd.

This acquisition will lead the Company’s business to the next stage of growth in the vocational education industry

BEIJING, July 14, 2022 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” the “Company,” or “we”), a China-based company that provides smart campus solutions and other educational services, today announced that it closed the transactions contemplated by the Stock Purchase Agreement entered into on June 9, 2022 by and among the Company, China Liberal (Beijing) Education Technology Co., Ltd., a wholly owned subsidiary of the Company, Oriental Wisdom Cultural Development Co., Ltd., the acquired company ("Oriental Wisdom"), and Beijing Cloud Class Technology Co., Ltd., the seller of the acquired company, and completed its acquisition of Oriental Wisdom, an integrated education services provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China. This acquisition represents the implementation of the Company’s business strategy to drive business growth in the vocational education industry through integrating enterprises and developing vocational education across various industries.

The acquisition reflects the Company’s vision to generate synergy in the vocational education industry, enhance the collaboration between educational institutions and companies, and improve the Company’s management capabilities. The Company believes that this acquisition also allows it to develop curriculum systems with trusted teacher resources and integrate professional skills and knowledge into liberal arts education, overcoming the obstacles many higher education institutions encounter in professional studies and reformations. Besides, the Company expects to expand its services to a larger number of students, including internship referrals, project outsourcing, and multi-level cooperation with leading companies for talent recruitment and training as the goal is to provide premium employment opportunities to students.

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Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, commented, “The completion of the acquisition is another milestone for China Liberal to move closer toward the Company’s long-term strategic vision of contributing to the rapid development of vocational education, given the current situation of favorable policies and increasing government budget in the industry in China. We will continue to use our advanced technologies and research and development (R&D) capabilities to fulfill the demand of universities and colleges in the software systems campus planning, and integrated teaching solutions. Look forward, we remain dedicated to improving the teaching quality of educational institutions in the vocational education industry and contributing to benefiting more students.

About Beijing Oriental Wisdom Cultural Development Co., Ltd.

Beijing Oriental Wisdom Cultural Development Co., Ltd. is an integrated services provider in the higher education industry in China. Through the research of industry-education integration education model, school-enterprise cooperation in running schools, professional practice, practical training and employment, teacher training and other businesses, it currently cooperates with 10 colleges and universities in Inner Mongolia, Gansu, Shandong, and other provinces to operate school-enterprise jointly-managed programs covering various majors. There are about 4,000 students in these jointly-managed programs of these partner colleges and universities, including about 3,700 undergraduates, 250 junior college students, and about 50 unplanned enrollments.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company's website at  ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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